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09059574

SECURIT MMISSION

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SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2008** (MM/DD/YY) AND ENDING **DECEMBER 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PEAK SECURITIES CORPORATION**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10225 ULMERTON ROAD, SUITE 3D
(No. and Street)

LARGO	**FLORIDA**	**33771**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID W. DUBE **727-536-7100**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DM

OATH OR AFFIRMATION

I, DAVID W. DUBE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PEAK SECURITIES CORPORATION, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMBER CUSHING
MY COMMISSION # DD581201
EXPIRES: Aug. 3, 2010
(407) 398-0153 Florida Notary Service.com
NOTARY PUBLIC STATE OF FLORIDA

Public Notary
exp: 8/3/10

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Peak Securities Corporation
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

Year Ended December 31, 2008
Independent Auditors' Report

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Peak Securities Corporation
Largo, Florida

We have audited the accompanying statement of financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2008 and the related statements of operations, cash flows, and changes in stockholder's equity and subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peak Securities Corporation (a wholly-owned subsidiary of Peak Capital Corporation) as of December 31, 2008 and the results of its operations, cash flows, changes in stockholder's equity, and changes in subordinated borrowings for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Ohab & Company
Certified Public Accountants
Maitland, Florida
February 28, 2009

PEAK SECURITIES CORPORATION
(A wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF FINANCIAL POSITION
December 31, 2008

ASSETS

Cash	$	19,855
Cash deposit - restricted		25,000
Marketable securities owned, at market value		88,770
Receivables		106,725
Investments		24,414
Equipment, net		4,912
Prepaid expenses		18,975
Total assets	$	288,651

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	22,490
Accrued expenses		4,116
Arbitration payable		78,000
Commissions payable		22,444
Payroll taxes payable		4,800
Total liabilities		131,850
Stockholder's equity:		
Common stock, No par, $1.00 stated value; 1,000,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		599,240
Retained earnings		(442,539)
Total stockholders' equity		156,800
Total liabilities and stockholder's equity	$	288,651

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

Revenues:	
Commissions and fees	$ 650,204
Corporate finance fees	295,886
Other revenues	95,242
Unrealized trading losses	(140,515)
Total revenues	900,817
Expenses:	
Arbitration	78,000
Customer - unsecured debit	173,772
Commissions	631,282
Depreciation expense	571
Management fees	60,700
Salary and wages	198,738
Licenses, registrations, and regualatory fees	39,836
Professional fees	66,935
Training, meetings, and travel	33,712
Shipping charges	6,714
Dues and Subscriptions	10,720
Insurance	16,701
Memberships	8,136
Payroll taxes	17,196
Advertising	7,362
Bank charges	1,436
Computer expenses	11,567
Office supplies and expenses	25,674
Other expenses	1,536
Total expenses	1,390,589
Net income (loss) before income taxes	(489,772)
Income tax benefit (provision for income taxes)	-
Net income (loss)	$ (489,772)

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of Peak Captial Corporation)

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2008

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2007	100	$ 100	$ 168,693	$ 47,233	$ 216,026
Capital contributions provided by parent company			221,183	-	- 221,183
Contribution of marketable securities and publicly-traded bonds by parent company			209,363		209,363
Net income (loss)				(489,772)	(489,772)
Balances, December 31, 2008	100	$ 100	$ 599,239	$ (442,539)	$ 156,800

The accompanying notes are an integral part of these financial statements

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income (loss)	$ (489,772)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	571
Unrealized losses on securities	140,515
(Increase) decrease in operating assets:	
Receivable	13,607
Securities owned, net	(19,921)
Prepaid expenses	(1,666)
Increase (decrease) in operating liabilities:	
Accounts payable	9,690
Accrued expenses	4,116
Arbitration payable	78,000
Commissions and salaries payable	(11,472)
Payroll taxes payable	4,800
Net cash used in operating activities	(271,532)
Cash flows from investing activities:	
Computer equipment	(5,483)
Net cash used in investing activities	(5,483)
Cash flows from financing activities:	
Proceeds from capital contributions by parent	221,183
Net cash proided by financing activities	221,183
Net increase (decrease) in cash and cash equivalents	(55,832)
Cash and cash equivalents at beginning of period	75,687
Cash and cash equivalents at end of period	$ 19,855
Supplemental disclosure of non-cash investing and financing activities:	
Contribution by parent of marketable securities and publicly-traded bonds	$ 209,363

The accompanying notes are an integral part of these financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2008

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 1— Organization and Nature of Business

Peak Securities Corporation (the "Company"), a Florida corporation, is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). At December 31, 2008, the Company was registered to conduct business in thirty-one (31) states.

In addition, the Company was approved as a registered investment advisory ("RIA") firm with the State of Florida in April, 2007. At December 31, 2008, the Company was registered to conduct this line of business in four (4) states.

On October 31, 2002, all of the outstanding common shares of the Company (then known as Inter-American Securities, Inc.) were acquired by Peak Capital Corporation. In March, 2003, the Company filed an amendment to its articles of incorporation to effect the change of its name from Inter-American Securities, Inc. to Peak Securities Corporation.

Note 2— Summary of Significant Accounting Policies

Basis of Presentation

The Company engages in two principal lines of business: (1) as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, venture capital and corporate finance consulting services and (2) as a registered investment advisory firm, which comprises offering managed investment accounts on a fee-for-service basis.

Cash

For purposes of reporting changes in cash position on the statement of cash flows, the Company considers all cash accounts so long as they are not subject to withdrawal restrictions or penalties. Cash advances in excess of Federal Deposit Insurance Corporation ("FDIC") limits and similar insurance coverage are subject to usual and customary banking risks associated with funds in excess of those limits. At December 31, 2008, the Company had no uninsured cash balances.

Investments

Investments in companies that are not marketable securities, in which the Company has less than a 20 percent interest, are carried at cost less any permanent valuation write-downs. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Note 2— Summary of Significant Accounting Policies (continued)

Securities and Valuations

Investments in marketable securities are valued at market. Securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses are recorded on a current basis.

Recognition of Revenues

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Sales of investment company shares (mutual funds) and alternative investment products (REITs, equipment leasing programs and promissory note programs) that are conducted on a direct basis with the respective financial product providers are recorded at the time the Company ships the required customer documentation and payment to the providers. Corporate finance fees are recorded at the time a transaction is completed and the related income is reasonably determinable. Advisory services fees are earned and recognized in the period the services are substantially performed.

Income Taxes

As a result of the purchase of the Company by Peak Capital Corporation on October 31, 2002, the Company files its income tax returns on a consolidated basis with its parent company. The parent allocates income taxes to the Company as if it was a separate taxpayer, but only in the event that corporate income taxes are due and payable. The Company has not incurred any income tax expense due to net consolidated operating loss carryforwards through December 31, 2008; therefore, no provision for income taxes is considered necessary.

Use of Estimates

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and to reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company could be exposed to credit risks in the event of default by financial institutions in which balances are maintained in excess of insured limits. In addition, as is typical in the securities industry, the Company engages in transactions and activities with various financial institutions and broker-dealers. In the event that any of the counterparties do not fulfill their obligations, the Company may be exposed to financial risks.

Note 2— Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

In April 2008, the FASB issued Financial Staff Position 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") which amends the factors that must be considered when developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets." This statement amends paragraph 11(d) of FAS 142 to require an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset. This statement is effective for financial statements in fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of this pronouncement will have a significant impact on its financial condition, results of operations or cash flows.

In May 2008, the FASB issued FAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "*The Meaning of* Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company does not expect that the adoption of this pronouncement will have a significant impact on its financial condition, results of operations and cash flows.

Note 3—Marketable Securities Owned

At December 31, 2008, the market value of marketable securities was $88,770. Marketable securities consist of publicly-traded common stocks and bonds, which are actively traded.

Note 4— Clearing Arrangement and Cash-Restricted Deposit Account

The Company entered into a fully disclosed clearing agreement ("Agreement") with Legent Clearing, LLC (Legent) on April 1, 2008. In accordance with the terms of the Agreement, Legent will carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to Legent and accepted by Legent, and it will clear all transactions on a fully disclosed basis for such accounts, in the manner and to the extent as set forth in the Agreement. In addition, the Company is required to maintain a $25,000 cash deposit account, to assure the Company's performance of its obligations under the Agreement. The deposited funds are restricted to the specific requirements as outlined in the Agreement. Further, in the event of a substantial change in the nature and extent of the Company's business operations, Legent could require that an additional amount or amounts be deposited to the deposit account. At December 31, 2008, the Company is not aware of any changes in its business operation that would require an additional increase in the restricted deposit account. The Company cleared through Pershing, LLC prior to entering its current Agreement with Legent on April 1, 2008.

Note 5—Related Party Transactions

The Company entered into a management agreement for the payment of expenses by a broker-dealer parent company, dated May 1, 2003, with Peak Capital Corporation, its parent company. Under the agreement, Peak Capital Corporation agrees to assist the Company by providing it with certain goods or services without charge, such as rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, accounting services and other general administrative and office expenses. The management agreement is permitted under FINRA guidelines so long as the Company maintains details of this arrangement in writing. The terms of the management agreement are not necessarily indicative of the terms which would have been incurred had the management agreement been entered into with independent third parties. The Company paid its parent company $60,700 in management fees for the year ended December 31, 2008.

Note 6—Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis.

At December 31, 2008, the Company had net capital of $(1,682), which did not meet the Company's minimum net capital requirement of $100,000, as established by FINRA effective October 1, 2007. The Company became aware of this net capital deficiency in early January 2009, which resulted from an adverse arbitration award, which occurred on December 26, 2008, of approximately $78,000 and which was required to be recorded, in the full amount, by the Company at December 31, 2008 even though the Company filed a timely appeal to vacate the arbitration award with the appropriate State of Florida civil court on February 23, 2009. All appropriate regulatory notifications have been filed with respect to the Company's net capital deficiency. As of February 28, 2009, the Company remains in violation of Rule 15c3-1(a)(2)(iii) and, accordingly, the Company has not resumed normal business operations.

Note 7—Legal Matters

In December 2007, a non-customer related arbitration proceeding was filed with FINRA; the Company was a defendant and cross complaintant in the proceeding. On December 26, 2008, this matter concluded in an adverse arbitration award, including an assessment of forum and other related arbitration costs, being issued against the Company and one of its officers, certain of which costs were awarded on a joint and several basis. On February 23, 2008, the Company and the named officer timely filed an action in the appropriate State of Florida civil court to seek the vacature of this arbitration award in its entirety.

Note 7—Legal Matters (continued)

The Company is also involved in a customer related arbitration proceeding, wherein it is asserting several claims against a former customer for reneging on three trades, which collectively are substantial in amount. The Company is the sole claimant in this matter. To date, no cross-claim or any other claims have been asserted against the Company by the defendant in this matter.

At this time, it is not possible to predict the outcomes of these arbitration matters. Therefore, the accompanying financial statements do not reflect any adjustments with regard to the outcome of these pending matters. Management of the Company believes, regardless of the outcome of these arbitration or state court proceedings, the results will not materially affect the Company's financial statements.

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total stockholder's equity			$ 156,800
Deductions for non-allowable assets:			
Receivables	$	88,157	
Prepaid expenses		18,975	
Investments		24,414	
Equipment		4,912	(136,458)
Net capital before haircuts on security positions			20,342
Haircuts on security positions			(22,024)
Net capital			$ (1,682)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 131,850

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 100,000
Excess net capital at 1,000 percent	$ (14,868)
Ratio: Aggregate indetedness to net capital	127.57 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17A-5 (unaudited) as of December 31, 2008	$ 14,731
Increase in accounts payable, commissions, and accrued expenses	(15,842)
Increase in marketable securities	10,283
Decrease in cash and cash deposits	(9,515)
Decrease in investments	(768)
Decrease in equipment	(571)
Net Capital above	$ (1,682)

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

SCHEDULE II

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

SCHEDULE III

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

DECEMBER 31, 2008

SCHEDULE IV

N / A

PEAK SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of Peak Capital Corporation)

RECONCILIATIONS OF MATERIAL DIFFERENCES

DECEMBER 31, 2008

SCHEDULE V

In accordance with Rule 17a-5(d)(4), there are no material differences and, therefore, there are no material differences to reconcile.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Peak Securities Corporation
Largo, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Peak Securities Corporation (A wholly owned subsidiary of Peak Capital Corporation), the "Company" for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3
(continued)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company PA

Ohab & Company
Certified Public Accountants
Maitland, Florida
February 28, 2008

Ohab and Company, P.A.

Certified Public Accountants